

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 11, 2010

Mr. Robert P. van der Merwe
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive
Thorofare, NJ 08086

      **RE:    Checkpoint Systems, Inc.**
              **Form 10-K for the year ended December 31, 2009**
              **Filed February 23, 2010**

Dear Mr. van der Merwe:

     We have completed our review of your Form 10-K and have no further comments at this time.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director